EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2013		2012		2011		2010		2009
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$1,099,128		$945,045		$970,673		$846,825		$660,047
Add: Non-controlling interest losses in consolidated subsidiaries	—		—		—		—		222
Add:
Interest expense	78,505		88,835		75,332		64,839		71,843
Appropriate portion of rents (a)	37,006		33,736		30,696		34,544		34,439

Earnings available for fixed charges	$1,214,639		$1,067,616		$1,076,701		$946,208		$766,551

Fixed Charges:
Interest expense	$78,505		$88,835		$75,332		$64,839		$71,843
Appropriate portion of rents (a)	37,006		33,736		30,696		34,544		34,439

Fixed charges	$115,511		$122,571		$106,028		$99,383		$106,282

Ratio of earnings to fixed charges	10.52	X	8.71	X	10.15	X	9.52	X	7.21	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.